                       Filed by Mittal Steel Company N.V.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                       Subject Company: International Steel Group Inc. Commission File No.: 333-121220



On February 24, 2005, Mittal Steel Company N.V. broadcast a conference call through the Mittal Steel Company N.V. website to investors regarding Ispat Inland Inc.'s 4th Quarter financials. The conference call was then made available for replay by investors on the Mittal Steel Company N.V. website, and the following is a transcript of such conference call:


                                  ISPAT INLAND

                              MODERATOR: TOM MCCUE
                                FEBRUARY 24, 2005
                                   10:00 AM CT

Operator:       Ladies and gentlemen, thank you for standing by. Welcome to the
                Ispat Inland Fourth Quarter Results Conference Call.

                In this call, the company may make various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management.

                Such forward-looking statements are identified by the use of the forward-looking words or a phrase such as "anticipates," "intends," "expects," "plans," "believes," "estimates," or words or a phrase of similar import.

                These forward-looking statements are subject to numerous assumptions, risks and uncertainties. And the statements looking forward beyond the fourth quarter of 2004 are subject to the greater uncertainty because of this increase likelihood of changes in underlying factors and assumptions. Actual results could differ materially to those anticipated in forward-looking statements.

                During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, press the 1 followed by the 4 on your telephone keypad.

                A rebroadcast of today's conference will be available beginning February 24, 2005 at 1 pm Central Standard Time through March 2, 2005 at 11:59 pm Central Standard Time.

                To access the rebroadcast, please dial 800-633-8284. The number again is 800-633-8284, or 1-402-977-9140 -- 1-402-977-9140 and
                enter the reservation number 21232916. That reservation number again is 21232916.

                As a reminder, this conference is being recorded Thursday, February 24, 2005.

                Mr. McCue, Treasurer of Ispat Inland Incorporated has some opening remarks.

                Please go ahead, sir.

Thomas McCue:   Good morning.

                I'm going to read a legal statement on the Mittal Steel-ISG merger to begin things here.

                Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG.

                In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular.

                Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available.

                Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger.

                Investors and security holders may obtain a free copy of these materials when they are available and other documents filed with the Securities and Exchange Commission at the SEC's Web site at www.sec.gov.

                Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger.

                Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004 as amended on February, 3, 2005.

                You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in the writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at 31-10-217-8800.

                You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at 330-659-7430.

                With that, I would like to turn the conference over to Lou Schorsch, who is the President of Ispat Inland Inc.

Louis Schorsch: Thanks, Tom.

                Good morning and thank you all for participating in this earnings call.

                In addition to Tom McCue, I am joined on this call by Mike Rippey, our Chief Financial Officer and Executive Vice President Commercial; and by John Brett, our Vice President of Finance and Controller.

                In a few minutes, Mike will discuss our financial results in detail. Before turning to that topic, however, I'd like to provide some context for his remarks by discussing in more general terms the market environment and what it means for our company.

                In all likelihood, this will be the last earnings call of Ispat Inland as the principal subsidiary of Mittal Steel in the United States. As you know Mittal Steel expects to conclude its acquisition of the International Steel Group by the end of this quarter.

                We at Ispat Inland, along with our colleagues at the corporate offices of Mittal Steel and our future colleagues at ISG, are working hard on planning the integration of our two companies. All of us are tremendously excited about the opportunities we are identifying. Nevertheless, today's call will be devoted solely to Ispat Inland.

                The ISG merger was discussed in the recent earnings calls of both Mittal Steel and ISG, as well as at yesterday's Mittal Steel Analyst Day in Chicago, and there is little we can add to those comments.

                Let me begin by discussing 2004 as a whole. This was a record year for our company on several fronts. Our net income was the highest in the company's history including the more than 100 years that our predecessor entity, Inland Steel, operated before its acquisition by Ispat International in 1998.

                Similarly, we achieved production records in several operations especially in primary iron and steel production. This performance was particularly gratifying, and it shows that we are capturing the benefits of the 2003 reline of our Number 7 Blast Furnace, the largest in the western hemisphere.

                Prior to this project, our plant's capability to (inaudible) the hot metal supply. Today, we can say with a high degree of confidence that our facility is in balance and capable of supporting 6 million tons of hot strip mill production annually.

                Last year's results are a credit with the capabilities and hard work of all of our employees. The unprecedented volatility and uncertainties that characterize our marketplace during 2004 tested our entire industry. In an environment where reliability of supply was a major concern, we committed ourselves and our company in meeting the needs of our customers.

                Based on the teamwork of strenuous efforts of all our staff, from the purchasing agents who maintain the flow of raw materials to the expeditors who organize the shipment of finished products, we delivered on our commitments of the best in class level.

                Both market and our performance were strongest in the third quarter of last year. Our performance in the fourth quarter, while still very good by historical standards, declined for several reasons.

                The first involved imports.

                Over the summer, short-term price differentials earlier had created an arbitrage opportunity that led to a surge in imports during the fourth quarter.

                As a result, very predictably and appropriately, US prices fell until that arbitrage opportunity has been eliminated.

                Second, seasonal factors typically make the fourth quarter weaker than the third, and 2004 was no different in that regard. This seasonal softness in demand often contributed to the drop in prices.

                Finally, we as a company responded to these short-term conditions by adjusting our plant operations. Accelerating important maintenance activities and thus reducing output which of course also raised our unit cost.

                In addition, we exported some low-valued products during the fourth quarter in order to compensate at least in part for the short-term softness in the domestic market.

                Fourth quarter shipments amounted to approximately 1,285,000 tons, a reduction of approximately 180,000 tons at 12% versus third quarter shipments.

                Likely, due to the export sales I mentioned earlier, our fourth quarter mix of products was also less attractive and had been the case in the proceeding quarter.

                Nevertheless, average prices were $13 per ton higher in the fourth quarter than in the third.

                In the final analysis, our financial results continue to be relatively strong with operating profit around $100 per ton. This result represented our second best quarter of 2004 and continues to place us near the top of our integrated peer group.

                Regardless of quarterly ups and downs, we continue to be confident that 2004 marks a fundamental shift in the structural forces affecting our industry and our company.

                As you know prior to last year, average returns in our industry had been unacceptable for more than 20 years, an entire generation.

                Such a sustained period of poor results obviously have profound structural causes. In particular, the leveling off of demand in the developed world which occurred in the mid-1970s provoked the recurrent prices of excess capacity.

                This was compounded by the fact that heavy government involvement in the global steel industry tended to perpetuate inefficient excess capacity in a "Beggar-Thy-Neighbor" attempt to shift employment losses to other nations.

                Stronger market growth in developing countries introduced new competitors able to invest in modern low-cost facilities.

                Finally, the fragmentation of our industry ensures than in downturns, the most vulnerable companies with leeway raised to the bottom in order to generate cash without regards to sustainability.

                This culminated in the steel prices that finally provoked to profound restructuring of the American steel industry earlier in this decade.

                By 2004, some capacity has finally left the system. Even more fundamentally, investors have shown reluctance to support capacity increases. Government involvement has receded significantly.

                Strong growth in developing world particularly in China has established a more favorable balance between supply and demand.

                The current prices affecting our raw materials base, which also experienced degeneration and neglect, has indicated just how critical it is for our entire sector to generate the financial returns needed to ensure security of supply. Market forces are finally beginning to resolve the prices of excess capacity that has dogged our industry for so long.

                Against that background therefore, we are optimistic that the prospects for our company and our industry have fundamentally improved.

                For 2005, end-user demand continues to be strong, both in the United States and abroad. The flow of imports has dropped precipitously in response to the elimination of the arbitrage opportunity I mentioned earlier.

                We should see the effect of this shift over the next two to three months. Price levels have stabilized anticipating a return to tighter inventories in the distribution sector.

                For all these reasons we expect the market to strengthen by the beginning of the second quarter and are confident that 2005 will be another strong year.

                We expect that our first quarter shipments will feed those of last quarter and that average price realization will be slightly higher as well.

                Nevertheless, the intensely painful memories of our industry's recent prices, in which 12 of the 16 integrated steel producers in North America filed for bankruptcy, are too fresh to allow any complacency.

                Input prices continue to surge, which raises a threat of a margin squeezed.

                Demand continues to be strong both in the United States and in key foreign markets particularly China, but there are no guarantees that this will continue indefinitely.

                Capacity growth continues to be moderate, but this too could change with negative consequences for our industry, as company shows good financial results.

                Ultimately, the latent excess capacity in our industry, some of which has been suppressed by the tightness in raw materials markets, could become active again as high raw materials prices elicit increased supply of those inputs.

                We hope that at some point in the future we will be able to look back at 2004 as a watershed year for our industry. The year when fundamental improvements in our industry structure became evident.

                However, a textbook economic model (inaudible) that an industry's performance is determined by both structure and conduct which in turn affect each other. It remains to be seen whether the important structural improvement in our industry will be reinforced or undermined by the other factors that determined performance.

                It may be worthwhile to revisit the fourth quarter of 2004 in this light.

                As the market weakened, we struggled internally to determine the optimal response. We recognized that US prices had a decline that far more in-line with global norms.

                As mentioned above, however, we also adjusted operating schedules and maintenance activities in ways that reduced our production capability.

                Given the import surge and seasonal weakness, we decided that continuing to maximize output would only increase inventories in the distribution sector, and thus delay the return of the stronger market environment implied by continued high demand in end-user markets.

                We surmised that other steel producers face the similar dilemma. Several responded as we did, while others responded by maintaining or even increasing shipments.

                We are still learning how to deal with the new environment in our marketplace. Perhaps our response to market softness, which clearly reduced our profitability in the fourth quarter, was the wrong one.

                We still believe, otherwise, that retaining option to respond differently in the future based on continuous learning from developments in our marketplace.

                Despite these concerns and uncertainties, we are optimists. We are confident that the structural improvements in our industry are both real and fundamental. We are equally bullish that conduct in our industry will eventually reinforce the structural improvements, providing the solid foundation for the returns in investments needed to provide reliable supplies of high quality products to our customers.

                We are also bullish about Ispat Inland's prospects for 2005. We have secured all the key raw materials needed to meet our production targets. Our facilities are in excellent shape in part because the increased investments in maintenance and repair that we made last year.

                At the primary end, our Number 7 reline has put us in an excellent position, and investments we are making this year will further increase its capacity. Few of our competitors can make similar claims.

                These strengths provide us an outstanding platform for successful integration with ISG and continued high levels of service to our customers.

                In this period of optimism and enthusiasm, let me ask Mike to review our results in more detail. After that, we'll do our best to answer any questions you may have about Ispat Inland's performance and prospects.

Michael Rippey: Thank you, Lou.

                Good morning everyone, and thank you for joining us on our conference call for the fourth quarter.

                As Lou earlier said, we reported record net income of 258.7 million for the year of 2004, an increase of 311.3 over the loss of 52.6 million reported in '03.

                Net income for the fourth quarter of 2004 of 41.7 million reflects an increase of 63.1 million over the fourth quarter of 2003.

                And the net income for the fourth quarter and year 2004 included an after-tax charge of 13.4 million due to the early retirement of debt. The net income for the year 2004 also includes an after-tax gain of 21.2 million due to reassessment of property taxes for the year 2002.

                Turning to shipments for the year 2004, we shipped 5,614,000 tons, an increase of 314,000 tons or 6% compared to 2003 shipments of 5.3 million tons.

                The increase in annual shipments was due to a combination of higher production levels resulting from the successful reline of the Number 7 Blast Furnace, which was completed early in the fourth quarter of 2003, and stronger demand across most markets.

                In 2004, we achieved annual records for both hot metal and slab productions, which allowed us to meet increased customer demand. The sales volume increase occurred primarily in cold rolled, coated, and bar products.

                Our fourth quarter 2004 shipments of 1.285 million tons was 66,000 tons or 5% lower than the fourth quarter 2003 billing level, with the decrease primarily in hot-rolled, cold-rolled, and coated products partially offset by an increase in bar sales.

                During the fourth quarter, we utilized the lull in the market to expedite outages planned for the first quarter 2005.

                Our sales revenue for the year 2004 increased by 42% to $3.157 billion from $2.223 billion in 2003. The average selling price per ton increased by 34% to $562 per ton in 2004 from $419 per ton in 2003 with the mix of products sold remaining relatively unchanged to cross periods.

                In the fourth quarter of 2004, sales revenue of 811 million increased by 244 million or 43% from the fourth quarter of 2003.

                The average selling price per ton increased by 50% to $631 in the fourth quarter of 2004 from $420 per ton in the fourth quarter of 2003, and by 2% or $13 per ton as compared to the third quarter of 2004 despite selling a less rich mix of products.

                Turning now to cost.

                In 2004, the cost of goods sold increased to 2.487 billion from
                2.103 billion in 2003. Compared to 2003, input cost dramatically increased for scrap, coke, coal, ore, alloys, and natural gas.

                Labor costs were higher in 2004 as compared to 2003 due to increased employee profit sharing and higher pension expense.

                Included in the 2004 cost is a credit of 35 million due to a change in accounting estimate for property taxes resulting from the reassessment of property taxes for the year 2002.

                The year 2004 also included a charge of approximately $4 million for the severance cost resulting from an 8% salaried workforce reduction.

                In the fourth quarter of 2004, the cost of goods sold increased to $650 million from $537 million in the fourth quarter of 2003. Similar to the year, input cost, employee profit sharing, and pension cost were higher in the fourth quarter 2004 when compared the fourth quarter 2003.

                Selling and general administrative expenses of 39.3 million for 2004 were 6.2 million higher than 2003 primarily due to an increased operational value added tax and higher corporate expenses charge to Ispat Inland from our parent company.

                Similarly, the fourth quarter 2004 selling and general administrative expenses of 9.7 million were 2.7 million higher than the year-ago period.

                Depreciation expense increased for year 2004 and the fourth quarter by $3.2 million and $700,000, respectively, over comparable 2003 periods due to capital expenditures made in 2003 for the Number 7 Blast Furnace reline.

                Record operating income was recorded for the year and the fourth quarter 2004. Operating income for the year 2004 was $531 million, an increase of 541.3 million from a loss of 10.3 million in 2003.

                Increases in selling prices, higher sales volume, lower cost due to higher slab production resulting from the successful reline of Number 7 Blast Furnace, and the property tax reassessment were partially offset by an unprecedented increase in input cost, increased pension expense, employee profit sharing, and the severance charge resulting from the salaried workforce reduction.

                In the fourth quarter of 2004, we generated an operating profit of 126.5 million, an increase of 127.6 million from the loss of
                1.1 million in the fourth quarter of 2003.

                For the quarter, increases in selling prices were partially offset by higher input cost, increased expense for pensions, and employee profit sharing, and lower sales volume.

                Other expense of 8.9 million in 2004 increased by 23.6 million from an income of 14.7 million in 2003.

                Other income for 2003 included 10.7 million of income associated with the $21-million settlement agreement with Ryerson Tull.

                Two-thousand-and-four included income from the sale of pollution credits worth 8.6 million. The year 2004 also included $22.2 million of expense related to the early redemption of 227.5 million principal amount of the company's outstanding 9.75% senior secured notes due 2014 at a redemption price equal to 109.75% of the outstanding principal amount being redeemed.

                For the fourth quarter of 2004, other expense of $20.8 million increased by 21.7 million from an income of 900,000 in the fourth quarter 2003 due to the $22.2 million expense related to the early retirement of debt.

                Interest expense of 110 million in 2004 increased by 39.2 million from 70.9 in 2003 due to higher interest rates and a higher level of debt. Similarly, interest expense of 29.9 million in the current quarter increased from 17.4 million in the year-ago quarter.

                Turning to liquidity, our cash balance at December 31, 2004 was $80.7 million, and there was an additional 359.9 million of availability under the two revolving credit facilities for total liquidity of approximately 441 million.

                For the year ended December 31, 2004, the company utilized net cash of 154.5 million from financing activities. On March 25, 2004, the company received 775.5 million of net proceeds from the issuance of $800 million of senior secured notes. These net proceeds were used to retire the entire balance of 661.5 million of Tranche B and Tranche C Loans under its credit agreement and repay the entire balance outstanding of $105 million under its inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under its receivables revolving credit facility.

                Additionally, in December, the company received 256 million from the issuance of common stock to its parent company, Ispat Inland Holdings Inc. The company used these proceeds to an affiliate Ispat Inland ULC to redeem 227 million of outstanding 9.75% senior secured notes due 2014, again, at a redemption price of 109.75%, where the outstanding principal being redeemed plus accrued interest and unpaid interest.

                Finally, the company utilized cash generation in the fourth quarter to repay the balance outstanding under its accounts receivable credit facility.

                For the year December 31, 2004, net cash inflows from operations totaled 219.8 million, which is net of pension contributions of
                111.5 million. Included in 2004 net cash inflows from operations is the monetization totaling 53.7 million of a tolling deposit previously held by a supplier and recorded as an other asset on the company's balance sheet.

                As a result, the company received cash in the fourth quarter in lieu of lower tolling charges in future years.

                Cash inflows from operations for the year ended December 31, 2003 were 22.3 million, which included 125.5 million of pension contributions.

                Changes in working capital defined as changes in receivables, inventories, and accounts payable utilized cash of 239.6 million for the current period including 61.9 for increased receivables and 230.2 for increased inventories, partially offset by increased payables of 52.5.

                In 2003, changes in working capital generated 117.5 million of cash including 42.1 for decreased receivables, 71.3 for decreased inventories, and 4.1 for increased payables.

                Cash inflows for investing activities which consist primarily of capital expenditures offset by distributions from joint ventures were 2 million for the current period compared to cash outflows of 91.6 million for the year-ago period.

                Capital expenditures were 39.9 million for the current period compared to 111.3 for the year-ago period.

                Net distributions from joint ventures were 40.8 million and 19.1 million in the 2004 and 2003 years, respectively.

                Looking forward, the company expects first quarter 2005 shipments to be higher than fourth quarter 2004 which was impacted by weaker market conditions. The company also anticipates higher selling prices mitigating higher raw material input cost.

                The combination of higher shipments and relatively stable margins should enable the company to generate improved operating earnings as compared to the fourth quarter 2004.

                This concludes our prepared remarks. We'll now open the call for your questions.

                Operator, we are ready to take questions.

Operator:       Thank you.

                Ladies and gentlemen, if you would like to register for a question or a comment, simply press the 1 followed by the 4 on your telephone keypad. You will hear a three-tone prompt to acknowledge your request.

                If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

                If you're using a speakerphone, we ask that you please lift your handset before entering your request.

                One moment please for our first question.

                Once again ladies and gentlemen, to register for a question or a comment, simply press the 1-4 on your telephone keypad.

                Our first question comes from the line of Ravi Kanab.

                Please proceed.

(Ravi Kanab):   Yeah. I have couple of questions.

                One, just wanted to get some clarification on a comment made on the prior call regarding the usage of about $500 million of the new Mittal Steel credit facility to refinance a high-cost debt. Is it fair to assume that that would be the rest of the 9.75? And then I have couple of follow-ups, thank you.

Thomas McCue:   Yeah.

Man:            Yeah.

Thomas McCue:   Clearly that's a corporate decision about what debt they prefer to retire. So we really are not in this call are going to talk about that. It's certainly something that our corporate folks will make final decisions on.

(Ravi Kanab):   And then just some - looking for some guidance on 2005 in terms of CAPEX, I also saw - see your pension contribution or it's a current liability of about 174 million and (inaudible) little higher than what you guys have stated earlier. And also looking for, you know, what your current expectation is for working capital changes in 2005, whether it's going to be a source or a use of cash. Thank you.

Michael Rippey: First of all, on the pension contribution, I don't recall providing any guidance with regard to 2005 prior to today. And your assessment of that liability of $175 million does correspond with our expected cash pension cost in 2005.

                With regard to CAPEX, as Lou indicated, we're making further enhancements to our Number 7 Blast Furnace next year. And that project is really the only major project which is different than from last year's CAPEX. So we'll be up some next year on CAPEX as it relates to the installation of the (inaudible) at the Number 7 Blast Furnace.

Louis Schorsch: Let me just add on the CAPEX.

                I think we're going to be somewhere around the $60-million level. There's a - what's going on there as Mike said is we restricted, let's say, strategic and discretionary investments pending the ISG merger. Clearly, one of the benefits of the merger is going to be that we'll be able to optimize our facilities and that will have a dramatic effect on the combined capital budgets.

                But until we get (inaudible) and until we can really assess both things in detail, we are not going to know exactly how that's going to play out. But therefore, we put any strategic investments on hold.

                So, what we are spending on this year, as both Mike and I indicated, the one strategic investment we are pursuing because we have started this already and it makes sense under any circumstance or scenario is the Number 7.

                Otherwise, it's either finishing out projects that have been approved previously or required maintenance-oriented or environmental-type expenditures.

(Ravi Kanab):   And then one last question. If you can clarify what's behind this consent qualification you are doing on the 9.75? What is the purpose of that?

Thomas McCue:   Yeah. I mean their reason for this request is really to avoid the two companies being subject to two different covenant packages under the two bond issues outstanding. ISG has a bond issue as do we. Certainly the covenants that we put in our deal were geared towards Inland's needs.

                We really look at it as kind of a very minor kind of an issue, we think. We see no specific issue in our covenants with having
                - with us acquiring ISG. But obviously not requiring ISG to also meet our covenant package provided there is more flexibility going forward.

                So, we look at it as just a very minor request and not much of a give by the bondholders. I guess maybe just to fill that thought out, we really look at, as very likely, we're going to be, you know, the bonds will be rated investment grade by both houses very shortly.

                Certainly, we got a double B flat with a positive view by absentee, and we're just a notch short from Moody's. This and most other covenants as you probably know will be suspended as soon as we do make investment grade.

                So, even if we were to put ISG under Inland until we make investment grade, what we'd be able to do clearly would be just to transfer ISG over to Mittal Steel, you know, at the point we make investment grade.

                So it does seem to be, you know, a short-term kind of a fix.

                Also, with the way we look at it, bondholders will have access to the cash flow of ISG via the Mittal guarantee, you know, without having ISG as a part of Inland. So, basically, you get the benefit of the ISG acquisition via the guarantee as opposed to more directly. So we think there ought to be some kind of indifference there.

                And finally, I think the financial strength of the parent, and therefore the parent guarantee has improved so much since the bonds are issued. We just felt that most bondholders are relying on this today rather than any of the other collateral fine points.

                So they ought to really - so the covenants such as the one we're talking about is really not all that necessary at least that has been our view.

(Ravi Kanab):   Okay great, thank you.

Thomas McCue:   All right.

Operator:       Once again ladies and gentlemen, as a reminder, to register for a question or a comment, simply press the 1 pound followed by the 4 on your telephone keypad.

                Our next question comes from the line of (Louis Art).

                Please proceed.

(Louis Art):    Hi. The firm is Chesapeake Partners, and I get on late so if you gave this update I apologize.

                Can you give us an update on the progress of the proposed merger with ISG? I know in the release it indicated that closing was expected still around the end of March.

Louis Schorsch: Yeah. This is Lou Schorsch.

                We - you didn't miss any comments on this except for the...

(Louis Art):    Okay.

Louis Schorsch: ...one that we said we weren't going to comment on it.

(Louis Art):    Okay.

Louis Schorsch: I think if you can go even to the Web site. This was discussed in both the Mittal Steel and ISG earnings call as well as the Analyst Day that was held in Chicago yesterday by Mittal Steel.

(Louis Art):    Okay.

Louis Schorsch: And I think again all that information can be accessed through the Web on that brief question of the timing though of, you know, basically, I think things are on track for around the end of this quarter, that they have the deal closed.

(Louis Art):    Okay. So around the end of the quarter, so basically we should be cleared within the next - really within the next few days if things are going to proceed on that schedule?

Louis Schorsch: Yeah. I think that's the expectation.

(Louis Art):    Thank you.

Operator:       Mr. McCue, there are no further questions at this time. Please continue with your presentation.

Louis Schorsch: Well again just closing off, we want to thank you all for participating in this call, and we're happy to answer your questions. And again, it's a bit unclear how we'll proceed in the future here but we look forward to the opportunity to interact with you again in the future.

Operator:       Thank you.

                Ladies and gentlemen, that does conclude our conference call for today. We thank you for your participation and ask that you please disconnect your lines. Have you all a great day.

                                       END